SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2003

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40 F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

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SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 20, 2003	EKSPORTFINANS ASA

	By:	/s/ TOR F. JOHANSEN Name: Tor F. Johansen Title: President and Chief Executive Officer

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EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description	Sequential Page No.

1.	Press release dated August 19, 2003	4

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PRESS RELEASE

19 August 2003

Eksportfinans launches funding transaction in Japan as sovereign borrower

Today, Eksportfinans has launched a four year straight transaction for CAD 700 million in the Japanese retail marked, the so-called Uridashi market.

The transaction was launched from Eksportfinans’ EMTN programme, and has been arranged by the Japanese bank Nomura. Payment is on August 28, 2003, with due date on August 28, 2007. The coupon is 3.55 percent, and the bonds have an issue price of 99.99.

Eksportfinans’ President and CEO Tor F. Johansen comments on the deal: — With this transaction Eksportfinans further diversifies its funding base and obtains very competitive pricing. We appreciate the excellent co-operation we have had with Japanese authorities as well as with Nomura on this transaction, and hope it will contribute to the strong brand name that Eksportfinans has become with investors world-wide.

Contact persons:
President and CEO Tor F. Johansen, +47 22 01 22 30, tfj@eksportfinans.no
Head of Funding and Investor Relations Søren Elbech, +47 93 25 35 61, soe@eksportfinans.no

More information about Eksportfinans is available on www.eksportfinans.no

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